Mail Stop 4561

August 22, 2007

James R. Arnold, Jr.
Chief Financial Officer
Nuance Communications, Inc.
1 Wayside Road
Burlington, Massachusetts 01803

> Re: **Nuance Communications, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed on August 14, 2007**
> **File No. 333-143428**

Dear Mr. Arnold:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. For purposes of this comment letter, we refer to the pagination in a marked courtesy copy of your filing that was provided to us by counsel.

Cover Page

1.   We refer to comment 4 of our letter dated June 27, 2007, in which we asked that you disclose on the cover page the minimum cash consideration and the minimum stock consideration to be received by VoiceSignal stockholders on a per share or per 100-share basis. Please disclose this information or tell us why you do not wish to do so.

Consideration in the Merger, page 2

2.   We understand that only the cash consideration is subject to material adjustment, and that the stock consideration is subject to adjustment only for rounding of share distributions and payment in cash of fractional shares. Please clarify, here, on page 14, and in the section beginning on page 44, that the adjustments you describe will affect the amount of the cash consideration only, and that the value of the stock consideration is variable, not due to any material variation in the number of shares of Nuance common stock to be received, but rather due to possible fluctuations in the market value of the shares to be received.

3.   Please disclose, here, on page 14, and in the section beginning on page 44, the underlying assumptions you have used in making the per share calculations. For instance, you do not disclose the number of shares of Voice Signal common stock used in your analysis, the amount of cash estimated to be received upon exercise of the outstanding options, or the significance of the closing date in calculating the numbers you present.

Market Price Data, page 14

4.   Please explain to us in your response letter how you arrived at the figures appearing in the chart on the bottom of page 14.

        As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

        Please address all comments to David L. Orlic at (202) 551-3503, or if you require further assistance, to me at (202) 551-3462. If you thereafter require additional assistance you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

                        Sincerely,

                        Mark P. Shuman
                        Branch Chief-Legal

cc: Via facsimile: (202) 973-8899
        Robert D. Sanchez, Esq.
        Wilson Sonsini Goodrich & Rosati Professional Corporation